Exhibit 10.1

Cray Inc.

2005 Executive Bonus Plan

     The 2005 Executive Bonus Plan is based 50% upon the Company’s consolidated income from operations (before taxes, interest and foreign currency effects) and 50% on personal/functional goals (generally as set forth as balanced scorecard goals). No bonus will be earned or paid until income from operations is achieved inclusive of any bonus. Each participant in the 2005 Executive Bonus Plan is assigned a percentage of the participant’s base salary as his/her target bonus, as approved by the Compensation Committee (and the Board of Directors with respect to the Chief Executive Officer).

     An accrual for bonuses would begin once income from operations is achieved on a cumulative basis and would reach 100% of the target bonus at a target level of income from operations established by the Compensation Committee. The maximum bonus of two times the target bonus would be reached at a higher target level of income from operations also approved by the Compensation Committee. Bonuses would be paid on basically a straight-line interpolation between zero and 100% and from 100% to 200%, based on the level of income from operations. For purposes of calculating the income from operations in 2005, any charge due to SFAS 123(R) stock option expense would be excluded. To the extent there are other unplanned significant costs or charges, then the Compensation Committee would determine what adjustments, if any, are appropriate in determining the income from operations for purposes of determining the bonuses.

     The Chief Executive Officer, subject to final approval by the Compensation Committee, would retain the right to pay from 0% to 125% of the bonus for each participant, provided that the Board approves the bonus for the Chief Executive Officer.

Approved by the Compensation Committee on March 21, 2005.